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                                                                    Exhibit 4


                              MANAGEMENT AGREEMENT


         THIS MANAGEMENT AGREEMENT (the "Agreement"), dated as of May 21, 1998, is between CIAO CUCINA CORPORATION, an Ohio corporation (the "Owner"), and THE GLAZIER GROUP, INC., a New York corporation (the "Manager").

                                    RECITALS:

         WHEREAS, Owner operates five restaurants known as "Ciao Cucina" in the locations listed on Exhibit A hereto (the "Restaurants"); and

         WHEREAS, Owner and an affiliate of Manager have entered into a Letter of Intent dated May 20, 1998 (the "Letter of Intent") which contemplates that Manager would merge with Owner (the "Merger"); and

         WHEREAS, Owner desires to engage Manager to manage and operate the Restaurants pending closing of the Merger on the terms set forth hereinafter, and Manager desires to accept such engagement;

         NOW, THEREFORE, the parties agree as follows:

         1. Retention of Manager. Upon the terms and subject to the conditions hereinafter set forth, Owner hereby retains Manager to manage and operate Restaurants, and Manager hereby accepts such position.

         2. Term and Early Termination. This Agreement shall commence as of the date hereof, and shall continue until the first to occur of: (a) the closing of the Merger; (b) the termination (without fault) of the Letter of Intent or any Merger Agreement executed in connection therewith; or (c) December 31, 1999. Notwithstanding the foregoing, either party may cancel this Agreement upon 30 days written notice to the other party at any time during the term of this Agreement.

         3. Duties and Authority of Manager as Manager. Manager shall manage and operate Restaurants in a prudent and business like manner and shall devote such part of its time and attention to the management and operation of Restaurants as it shall deem necessary or appropriate to manage and operate Restaurants as clean, well managed, first class restaurants. Manager shall manage and operate the Restaurants in accordance with all applicable laws, rules, regulations and requirements of all governmental authorities having jurisdiction over the Restaurants. The duties of Manager hereunder shall include, without limitation, those specific duties set forth below.

         (a) Personnel. On behalf of, at the sole expense of Owner, Manager shall hire, train, fix the compensation of, supervise and discharge all such suitable employees, agents, independent contractors and custodians as Manager shall deem necessary or




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appropriate to properly manage and operate the Restaurants as clean, well managed, first class restaurants. All such persons shall be the employees or independent contractors of Owner. Owner shall be responsible for withholding all required taxes and other deductions from and paying before due all employer taxes and contributions which respect to all such employees and independent contractors of Manager in connection with Manager's operation of the Restaurants.

         (b) Advertising. In conjunction with the Owner, Manager shall participate in the development of and placing of all advertising and promotional materials for the Restaurants. Such advertising and promotional materials shall be placed with such frequency and shall be in such form and content as Manager and Owner shall deem necessary or appropriate to properly manage and operate the Restaurants as clean, well managed, first class restaurants. Owner shall be solely responsible for all such advertising and promotional costs and expenses.

         (c) Financial Performance. Manager shall from time to time review financial records of the Restaurants and take such measures which Manager reasonably believes shall enhance the overall financial performance of the Restaurants. Such measures shall be undertaken on behalf of and at the sole expense of Owner. Manager shall provide Owner with a written management report within 14 days after the end of each 4-week period, and within 30 days after the end of each calendar quarter. This report shall include an income statement, reconciled bank statements, aged accounts payable and a management assessment. Manager shall further be available to consult with Owner regarding business expansion, consolidation issues and financing.

         (d) Maintenance of Restaurants. In conjunction with the Owner, Manager shall maintain the Restaurants and make such ordinary repairs and capital improvements to the Restaurants as Manager and Owner shall deem necessary or appropriate to properly manage and operate the Restaurants as clean, well managed, first class restaurants, including without limitation, those ordinary repairs and capital improvements customarily done in the restaurant industry to provide a well managed, first-class operation. Owner and not Manager shall be responsible for the cost of any maintenance, repairs and/or improvements performed or made hereunder.

         (e) Contracts. With the approval of Owner, Manager is hereby granted authority to administer and supervise existing contracts in the name and on behalf of Owner and to make new contracts or additional contracts in the name and on behalf of Owner for electricity, gas, water, sewer, telephone, cleaning, trash disposal, and any other utilities or services which Manager shall deem necessary or appropriate to properly manage and operate the Restaurants as clean, well managed, first class restaurants. Any



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undertaking with respect to contracts under this Subsection 3(e) shall be on behalf of and at the sole expense of Owner.

         (f) Purchases. On behalf of and at the sole expense of Owner, Manager shall purchase such inventory, foodstuffs, supplies and equipment in the name of Owner as Manager shall deem necessary or appropriate to properly maintain and operate the Restaurants as clean, well managed, first-class Restaurants.

         (g) Menus. Manager shall implement and change the menus and offerings for the Restaurants, and the menu design and lay-out, as it deems appropriate, provided such menus and offerings are consistent with the theme and style of the Restaurants. The cost of any menu changes shall be paid for by Owner.

         (h) Insurance. Subject to Manager's review during the next 30 days, Manager shall maintain, obtain and/or keep in effect such insurance policies for the Restaurants as Manager deems to be prudent for the Restaurants under the circumstances. All such policies shall be paid for by Owner.

         (j) Management. Any salary or other amount due Peter H. Glazier for management services rendered to Owner shall be at Manager's sole cost and expense.

         (k) Other Acts. Manager shall take all such other steps as Manager shall deem necessary or appropriate to properly manage and operate the Restaurants as clean, well managed, first class restaurants. Any such acts of Manager under this subsection (k) shall be undertaken on behalf of and at the sole expense of Owner.

         (l) Limitation of Authority. Notwithstanding anything herein contained, Manager shall not, without the consent of Owner being first obtained, do, perform or commit any of the following acts:

                  (i) Sell or encumber the Restaurants, or any of the assets or liquor licenses used therein, except in the ordinary course of business;

                  (ii) Amend or terminate any lease for the Restaurants in any fashion whatsoever; or

                  (iii) Make any capital expenditure or financial commitment in excess of $5,000.00, except in the case of emergency repair.

         4. Compensation of Manager. Manager shall be paid during the term of this Agreement a management fee (the "Management Fee") equal to: (a) 4% of food and beverage revenues generated by the Restaurants; less (b) any consulting fees paid or payable to Carl Bruggemeier by Owner. The Management Fee shall be paid monthly within 15 days after the end of each 4-week period to the extent of Net Cash Flow current and/or accumulated. If and to the extent




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that Net Cash Flow is insufficient to pay the Management Fee for any 4-week period, the unpaid Management Fee shall be paid pursuant to a note bearing interest at the rate of 8.5% per annum. Subsequent Management Fees shall be applied first to the outstanding balance on the oldest note(s). All notes shall be due in full upon the earlier of (i) the closing of the Secondary Offering, and (b) one year from the termination of the Letter of Intent or any Merger Agreement executed in connection therewith. "Net Cash Flow" means revenue from the sale of food and beverage, without deduction for depreciation, but after all other expenses other than the Management Fee.

         5. Outside Ventures. Owner expressly acknowledges and agrees that Manager may engage in or possess an interest in any other business venture of any type and description, independently or with others, including without limitation, ventures involving the development of concepts for and/or management and operation of restaurants (whether or not the same may be competitive with the Restaurants) and that its engagement in any possession of such interests in any such venture are expressly permitted under this Agreement.

         6. Indemnification. Owner shall indemnify and save harmless Manager against and from any personal loss, liability or damage incurred by it as a result of any act or omission in connection with the performance of obligations hereunder, except to the extent caused by the negligence or misconduct of Manager.

         7. Independent Contractor. The parties agree and acknowledge that Manager's relationship with Owner in the performance of obligations hereunder is that of an independent contractor, and not that of an employee of Owner. Accordingly, Owner shall neither exercise control over the activities of Manager nor be obligated to make any payments, withhold any portion of fees payable to Manager or take any other action pursuant to any federal, state or local law dealing with income or social security tax withholding, or employment of worker's compensation insurance, or any other law dealing with the obligations of an employer to its employees. Manager shall report its income for tax purposes and generally conduct itself in the performance of its obligations hereunder in a manner consistent with such independent contractor status.

         8. Disclaimer of Partnership Status. Nothing in this Agreement shall be deemed in any way to create between the parties hereto any relationship of partnership, joint venture or association, and the parties hereby disclaim the existence thereof.

         9. Notices. Any notice or other communication required or desired to be given hereunder shall be in writing and shall be deemed sufficiently given when personally delivered or when mailed by first class, certified mail, return receipt requested and postage prepaid, addressed to the parties at their last known





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addresses. Stephen Kent is hereby appointed as the representative of Owner, and
Manager shall be entitled to rely on any consent or authorization by him as fully binding Owner, provided Owner may replace Kent as such representative with any other person appointed by its Board of Directors and acceptable to Manager upon prior notice to Manager.

         10. Assignment. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the successors and assigns of Owner and Manager. Neither this Agreement nor any rights or obligations hereunder shall be assignable by Owner or Manager and any purported assignment by either of them without the prior written consent of the other shall be void and of no force of effect.

         11. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio. Any note issued hereunder shall be governed by and construed in accordance with the laws of New York.

         12. Entire Agreement. This Agreement constitutes the entire Agreement between Owner and Manager concerning the subject matter hereof and supersedes any and all previous agreements between the parties concerning the subject matter hereof. This Agreement cannot be amended or modified in any respect, unless such amendment or modification is evidenced by a written instrument executed by Owner and Manager.

         IN WITNESS WHEREOF, the parties hereto, each by a duly authorized officer, have executed this Agreement as of the date first set forth at the beginning hereof.

                                           Manager:
                                           THE GLAZIER GROUP, INC.

                                           By: /s/ Peter H. Glazier
                                              ---------------------------
                                                President
                                           Its:
                                              ---------------------------

                                           Owner:
                                           CIAO CUCINA CORPORATION

                                           By: /s/ John H. Wyant
                                              ---------------------------

                                           Its:
                                              ---------------------------



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